Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Yao Wang Corporation Limited	Hong Kong
1 Pharmacy Technology (Shanghai) Co., Ltd.	PRC
Chongqing Yihao Pharmacy Co., Ltd.	PRC
Wuhan Central China Drug Trading Co., Ltd.	PRC
Fujian Yaofang Pharmacy Co., Ltd.	PRC
Hubei Yihao Pharmacy Co., Ltd.	PRC
Liaoning Yihao Pharmacy Co., Ltd.	PRC
Shanxi Yihao Yaofang Pharmacy Co., Ltd.	PRC
Tianjin Yihao Pharmacy Co., Ltd.	PRC
Guangdong Yihao Pharmacy Co., Ltd.	PRC
Guangdong Yihao Pharmaceutical Chain Co., Ltd.	PRC
Shanghai Yaowang E-Commerce Co., Ltd.	PRC
Chengdu Yizhen Internet Hospital Co., Ltd.	PRC
Kunshan Yihua Hospital Co., Ltd.	PRC
Kunshan Yifang Pharmacy Co., Ltd.	PRC
Yijianyikang Medical Technology (Shanghai) Co., Ltd.	PRC